 Filed Pursuant to Rule 424(b)(3)

 Registration No. 333-217578

PROCACCIANTI HOTEL REIT, INC.
SUPPLEMENT NO. 11 DATED April 7, 2020
TO THE PROSPECTUS DATED APRIL 30, 2019

This Supplement No. 11 supplements, and should be read in conjunction with, our prospectus dated April 30, 2019, Supplement No. 10 dated April 1, 2020, Supplement No. 9 dated March 20, 2020, Supplement No. 8 dated March 4, 2020, Supplement No. 7 to our prospectus dated January 14, 2020, Supplement No. 6 to our prospectus dated November 22, 2019, Supplement No. 5 to our prospectus dated November 14, 2019, Supplement No. 4 to our prospectus dated August 15, 2019, Supplement No. 3 to our prospectus dated May 28, 2019, and Supplement No. 2 to our prospectus dated May 15, 2019. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this Prospectus Supplement No. 11 is to describe the following:

●	the temporary suspension of the sale of shares in our continuous public offering (the “Offering”); and

●	the temporary suspension of our distribution reinvestment plan.

Suspension of Sale of Shares in Public Offering and Distribution Reinvestment Plan

On April 7, 2020, in response to the global pandemic of the novel coronavirus that causes the disease known as coronavirus disease 2019 (“COVID-19”), our board of directors (the “Board”) unanimously approved the following actions:

●	the temporary suspension of the sale of shares of our common stock in the Offering, effective as of April 7, 2020; and

●	the temporary suspension of our distribution reinvestment plan effective as of April 17, 2020.

The Board made this difficult decision because it does not believe it is appropriate for us to continue to sell shares of common stock until the Board has determined an updated net asset value (“NAV”) per share. We intend to release an updated NAV per share of all classes of our capital stock calculated as of March 31, 2020 when available, which we expect to be lower than the current NAV per share.

While it is impossible to predict when we will be able to return to normal operations, our board of directors and our management will continue to evaluate our financial condition and the overall economic environment in order to determine an appropriate time to recommence sales of shares in the Offering and pursuant to the distribution reinvestment plan and fully reinstate the share repurchase program, which as announced in a prior prospectus supplement, is limited to repurchases upon death.